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CERTIFICATE OF INCORPORATION
OF
PropertyClub, Inc.

Under Section 402 of the Business Corporation Law

FIRST: The name of the corporation is:

PropertyClub, Inc.

SECOND: This corporation is formed to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the corporation is to be located is NEW YORK.

FOURTH: The total number and value of shares of common stock which the corporation shall have authority to issue is: 100,000 SHARES WITH A PAR VALUE OF $.0001 PER SHARE.

FIFTH: The Secretary of State is designated as agent of the corporation upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the corporation served upon him or her is:

Andrew Weinberger
25 Broadway, 9th Floor, Wework
Attn: Andrew Weinberger
New York, NY 10004

I certify that I have read the above statements, I am authorized to sign this Certificate of Incorporation, that the above statements are true and correct to the best of my knowledge and belief and that my signature typed below constitutes my signature.

Andrew G Weinberger (signature)
_____
Andrew G Weinberger, INCORPORATOR
25 Broadway, 9th Floor, Wework
Attn: Andrew Weinberger
New York, NY 10004

Filed by:
Andrew Weinberger
25 Broadway, 9th Floor, Wework
Attn: Andrew Weinberger
New York, NY 10004

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